SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF September 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



                     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                             Form 20-F   x          Form 40-F ___

                     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                                Yes ___         No   x

                     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)




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NEWS RELEASE                    Contact:
                                Investors:  Kerry Calaiaro
                                            +1 212 837-0880
                                            Email: calaiaro_ke@willis.com

                                    Media:  Nick Jones
                                            + 44 20 7488-8190
                                            Email: jonesnr@willis.com

                                            Dan Prince
                                            +1 212 837-0806
                                            Email: prince_da@willis.com




             WILLIS' NORTH AMERICAN LEADERSHIP: BUILDING ON SUCCESS


London, U.K., September 3, 2002 - Willis Group Holdings (NYSE:WSH), the global insurance broker, today announces that Brian Johnson, Chief Executive Officer of its North American Retail operations, will retire in early January 2003. His successor, who will report directly to Joe Plumeri, Chairman and CEO of Willis Group Holdings, will be in position by the end of the year.

In addition, Willis announces a major drive to add producers and the reorganization of its regional offices to accelerate its growth in the key North American market.

Congratulating Brian Johnson on his distinguished 36-year career at Willis and its predecessor companies, Joe Plumeri said: "When I joined Willis two years ago, Willis North America was in the midst of a broad-based improvement program, the results of which are already clearly evident: accelerating revenues and profits, improving margins and a motivated team focused on delivering best service to our clients".

"These improvements are directly attributable to Brian's thoughtful, courageous and decisive leadership. He has done a superb job to put the business on a sound footing and we will now build on his accomplishments to execute the next stage of our aggressive growth strategy in North America".


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In this regard the Group reaffirms its ability to offer the best and brightest in the industry unparalleled growth opportunities and announces that it anticipates bringing on an additional 100 new producers across North America by year end. In addition, it is expanding the number of its regional divisions from 7 to 13. This reorganization will result in further opportunities for Regional Executive Officers (REO) - and each REO being able to invest more time and resources driving and reinforcing our client-focused approach and to growing and developing their respective areas.

"We are ambitious and vigorously focused on our vision to be the world's best insurance broker and risk management consultant" said Joe Plumeri. "Today's announcements reflect that goal; we are actively seeking world-class talent while managing the business to grow critical mass, secure economies of scale and embed a truly client-driven culture".

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices world-wide, its global team of 13,000 associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange. Additional information on Willis may be found on its web site www.willis.com




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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          WILLIS GROUP HOLDINGS LIMITED

                                             By: ___/s/ Mary E. Caiazzo_________
                                               ---------------------------------
                                              Mary E. Caiazzo
                                              Assistant General Counsel

Date:  September 4, 2002


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